UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

GENERAL MILLS, INC.

(Name of Subject Company (Issuer))

GENERAL MILLS, INC.

(Name of Filing Person (Issuer))

Floating Rate Convertible Senior Notes Due April 11, 2037

(Title of Class of Securities)

370334 BC7 and 370334 BD5

(CUSIP Number of Class of Securities)

Copy to:
Roderick A. Palmore, Esq. Executive Vice President, General Counsel and Secretary General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426 (763) 764-7600	Gary L. Tygesson, Esq. Dorsey & Whitney LLP 50 South Sixth Street Minneapolis, Minnesota 55402 (612) 340-2600

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*: $1,150,280,792		Amount of Filing Fee**: $45,207

*

Calculated solely for purposes of determining the filing fee. This amount represents the maximum aggregate repurchase price payable in connection with a repurchase of the Floating Rate Convertible Senior Notes Due April 11, 2037 (the “Notes”) on April 11, 2008 (the “Repurchase Date”), pursuant to the applicable indenture, calculated as the sum of (a) $1,150,000,000, representing 100% of the principal amount of the Notes outstanding as of March 11, 2008, plus (b) $280,792, representing accrued and unpaid interest (calculated using the interest rate currently applicable to the Notes pursuant to the applicable indenture) on the Notes from, and including, the Repurchase Date to, and including, April 13, 2008, the calendar day immediately preceding the currently anticipated day on which payment of the repurchase price for the Notes will be made.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1. ☐	going-private transaction subject to Rule 13e-3.

☒	issuer tender offer subject to Rule 13e-4. ☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in, the Indenture, dated as of April 11, 2007 (the “Indenture”), between General Mills, Inc., a Delaware corporation (the “Company”), and The Bank of New York Trust Company, N.A., a national banking association, as trustee (the “Trustee”), for the Company’s Floating Rate Convertible Senior Notes Due April 11, 2037 (the “Notes”), this Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by the Company with respect to the right of each holder of the Notes to sell and the obligation of the Company to repurchase the Notes, upon the terms and subject to the conditions set forth in the Indenture, the Notes, the Company Repurchase Notice, dated March 12, 2008 (the “Company Repurchase Notice”), and the related notice materials filed as exhibits to this Schedule TO (collectively, as amended or supplemented from time to time, the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to repurchase all of the Notes on April 11, 2008 if tendered by the holders under the terms and subject to the conditions set forth in the Put Option. Subject to the terms, conditions and adjustments specified in the Indenture and the Notes, the Notes are currently convertible, and may be converted at any time on or prior to the close of business on the business day immediately preceding April 11, 2037, into cash and shares of the Company’s common stock, par value $0.10 per share (the “Common Stock”), if any, at a conversion rate of 10 shares of the Company’s Common Stock per $1,000 principal amount of the Notes. This represents a current conversion price per share of $100.00. Pursuant to Section 5.14(b) of the Indenture, the Company may choose to deliver cash in lieu of all or any portion of shares of the Company’s Common Stock, if any, deliverable upon conversion. The Company maintains its registered and principal executive offices at Number One General Mills Boulevard, Minneapolis, Minnesota 55426; telephone number (763) 764-7600. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a)           Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

Item 11. Additional Information.

(a)	Not applicable.
(b)	Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Company Repurchase Notice to Holders of Floating Rate Convertible Senior Notes Due April 11, 2037, dated March 12, 2008.

(a)(1)(B)	Form of Repurchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)	Not applicable.

(d)(1)

Indenture, dated as of April 11, 2007, between the Company and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2007).

(d)(2)

Registration Rights Agreement, dated as of April 11, 2007, between the Company and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2007).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MILLS, INC.
By:	/s/ Donal L. Mulligan
	Name:	Donal L. Mulligan
	Title:	Executive Vice President, Chief Financial Officer

Dated: March 12, 2008

EXHIBIT INDEX

(a)(1)(A)	Company Repurchase Notice to Holders of Floating Rate Convertible Senior Notes Due April 11, 2037, dated March 12, 2008.

(a)(1)(B)	Form of Repurchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)	Not applicable.

(d)(1)

Indenture, dated as of April 11, 2007, between the Company and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2007).

(d)(2)

Registration Rights Agreement, dated as of April 11, 2007, between the Company and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2007).

(g)	Not applicable.

(h)	Not applicable.